[redacted]

RECEIVED 2014 JUL PM 2:40 SEC / MR

For Public Use

SEC 14041156 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSSC Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 W. Big Beaver Rd., Suite 2000
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Weber 248 244-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C. CPA's and Advisors
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy., Suite 800, Southfield, MI 48034
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSSC Brokerage Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

ALYSIA M. HUBBARD
Notary Public, State of Michigan
County of Oakland
My Commission Expires 10-03-2018
Acting in the County of Oakland

Alysia M. Hubbard
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

FINANCIAL STATEMENTS
AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2013

TABLE OF CONTENTS

MRPR
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CSSC Brokerage Services, Inc. (a wholly owned Subsidiary of Consulting Services Support Corporation) as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

Opinion

In our opinion, the statement of financial condition referred to above present is fairly, in all material respects, the financial position of CSSC Brokerage Services, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Southfield, Michigan
February 24, 2014

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents - Note 1	$ 187,398
Accounts receivable - Note 2:	
Brokers, dealers and clearing organization	61,027
Licensed registered representatives	11,953
Deposit - clearing organization	25,000
Prepaid expenses and other assets - Note 3	15,833
Amounts due from related companies - Note 3	9,146
Deferred taxes - Note 4	16,975
Total assets	$ 327,332

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, vendors	$ 13,690
Commissions due licensed registered representatives	31,762
Affiliate deposits	33,620
Amounts due to related company - Note 3	22,550
State and local taxes payable - Note 4	26,260
Total liabilities	127,882
Stockholder's Equity:	
Common stock, no par value, 60,000 shares authorized, issued and outstanding	176,000
Contributed capital	418,000
Retained earnings (deficit)	(394,551)
Total stockholder's equity	199,449
Total liabilities and stockholder's equity	$ 327,332

See Notes to Financial Statements

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Business Activities and Summary of Significant Accounting Policies

Business activities - CSSC Brokerage Services, Inc. (the "Company") was incorporated on February 28, 2001, under the laws of the State of Michigan and is a wholly owned subsidiary of Consulting Services Support Corporation (the "Parent"). The Company is a securities broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company commenced operating activities in 2007.

The Company provides brokerage services through affiliated firms under long-term agreements. The affiliated firms are located throughout the United States with a significant presence in the eastern half of the country. The Company has a diverse client base of individuals, companies, non-profit entities, and institutional investors (including Taft/Hartley plans).

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to valuing the accrued receivable due from Pershing, LLC, which is based on the value of assets under management at the close of the financial markets on the last business day of the year. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers deposits in checking and savings accounts to be cash and cash equivalents. All net proceeds from brokerage activity that are held at Pershing, LLC, the clearing organization which holds the Company's customer accounts, are also invested in cash or cash equivalents by Pershing, LLC on the Company's behalf.

Fair value of financial instruments approximates carrying amount – The Company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature.

Commissions and fees – The Company derives its revenue from concessions on the execution of purchases of load mutual funds, commissions from trading of other non-mutual fund investments, mutual fund trailing commissions (also known as 12B-1 fees), and various service fees and transaction charges (e.g. ticket charges).

Revenue recognition for securities transactions - Commissions, concessions, revenues, and expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1 - Business Activities and Summary of Significant Accounting Policies - (Continued)

Federal Income Taxes - The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the tax provision or credit is included in the intercompany account with the Parent. In accordance with FASB ASC topic "Income Taxes", deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. These differences are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

State Income Taxes – The Company files its own state and local tax returns with the exception of the Michigan Corporate Income Tax for which the Company is also included in a consolidated return filed by the Parent, and the Texas franchise tax for which the Company is included in a consolidated return filed by IA. State income taxes are provided for and the tax effects of transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The Company has not recorded any deferred state income taxes on its balance sheet as these amounts have been determined to be inconsequential.

Credit risk - In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit risk in the event the other party to the transaction is unable to fulfill its contractual obligation. Historically, these transactions have had an immaterial impact on the Company's financial condition.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(2)(ii) of the Rule.

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2013 and February 25, 2014 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Recently issued accounting pronouncements – The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements and anticipated adoption of those not yet effective is not expected to have a material effect on the financial position or results of operations of the Company.

NOTE 2 - Accounts Receivable

The Company generally settles securities transactions within three business days in accordance with industry practice. This practice causes some transactions to execute in one period and settle in the following period. In order to properly record revenue on a trade date basis, the Company records a receivable in the current period for those trades that settle in the following period. At December 31, 2013, the entire amount of the Company's trade receivable was due from the clearing organization.

Based upon the long-term agreement with affiliated firms, the Company is entitled to reimbursement for fees and expenses incurred by the Company on behalf of licensed registered representatives. The Company records a receivable from licensed registered representatives in the period in which the Company initially pays the fees and expenses on their behalf, and continues to carry the receivable until it is paid by the licensed registered representatives or offset by revenue generated by the licensed registered representatives.

NOTE 3 - Related Party Transactions

The Company has entered into a Facilities and Equipment Lease Agreement and an Employee Lease Agreement with the Parent. In accordance with the terms of these agreements and related amendments, the Parent leases to the Company office space, furniture and fixtures, business equipment and provides supplies and communication services that are necessary for the Company's efficient operation and compliance with regulatory requirements established by the SEC and FINRA. The Parent also leases to the Company properly trained and licensed technical and support personnel who take direction from the appropriately licensed principals of the Company. All personnel leased by the Parent to the Company must adhere to licensing and administrative rules established by the SEC and FINRA. The annual cost of these leases was payable in twelve monthly payments. During the year ended December 31, 2013, the Company expensed $291,423 under the facilities and equipment lease, and $590,376 under the employee lease agreement. Both amounts were included in general and administrative expenses in the statement of operations.

The Company provides securities clearance and settlement services on behalf of customers of IA. Certain investment advisory fees are collected from customer accounts through the clearing organization (Pershing, LLC), deposited in the Company's corporate level accounts at the clearing organization, and then remitted to IA throughout the year. During 2013, net investment advisory fees of $2,979,772 were remitted by the Company to IA. This amount was not treated as revenue in the Company's financial statements. The Company recorded $259,112 as fee revenue received from IA as payment for brokerage services and processing of the advisory fees.

NOTE 3 - Related Party Transactions – (Continued)

At December 31, 2013, the amount due from related companies was $9,146 for participant debit balances and service fees collected by the Parent, the IA, and CSSC Insurance Services, Inc., a wholly owned subsidiary of the Parent.

The Company paid $43,000 to the Parent during the year for the purchase of a deferred tax asset from prior years per the terms of the income tax sharing agreement in effect during those years. At December 31, 2013, the amount due to related companies consisted of $19,200 payable to the Parent for the purchase of a deferred tax asset per the terms of the income tax sharing agreement in effect during 2013 and $3,350 due to affiliated firms.

From time to time, the Company pays dividends to the Parent. Dividend payments occur in accordance with rules established by the SEC and FINRA. Dividends in the amount of $35,000 were paid in 2013.

NOTE 4 - Income Taxes

The current and deferred portions of the provision for taxes included in the statement of operations for the year ended December 31, 2013, as determined in accordance with the Income Taxes topic of the FASB ASC, are as follows:

	Current	Deferred	Total
Federal	$ 19,200	$ 2,163	$ 21,363
State	1,202		1,202
Total	$ 20,402	$ 2,163	$ 22,565

The tax effects of temporary differences that give rise to the deferred tax asset relate to capitalized start up expenses.

The Company has concluded that there are no uncertain Federal or state tax positions requiring recognition in the financial statements in accordance with the Income Taxes topic of the FASB ASC.

The Company's policy is to recognize interest and penalties related to income tax issues as components of income tax expense. The Company did not recognize or incur any accrual for interest and penalties relating to income taxes as of December 31, 2013.

The Company's U.S. federal income tax returns prior to 2010 are closed under the 3 year IRS statute of limitations. The State of Michigan returns are open for the past four years under the statute of limitations in Michigan. Other U.S. state jurisdictions have statutes of limitations ranging from 3 to 5 years. There are no tax returns currently under examination in any U.S. state jurisdictions.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 at December 31, 2013. The Rule further requires that the aggregate indebtedness, as defined, does not exceed fifteen times net capital at December 31, 2013.

At December 31, 2013, the Company's net capital was $145,106 which exceeded the minimum requirement by $95,106. The aggregate indebtedness was 88.3% of net capital (0.883 to 1).

NOTE 6 – SIPC Assessment

The Company is a member of the Securities Investor Protection Corporation ("SIPC"). The SIPC assessment for year 2013 was $1,134.